UNITED STATES OF AMERICA
                    BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.



          -------------------------------------X
                                               :
               In the Matter of                :
                                               :
          NATIONAL FUEL GAS COMPANY            :       CERTIFICATE
          NATIONAL FUEL GAS                    :
               DISTRIBUTION CORPORATION        :       PURSUANT TO
          NATIONAL FUEL GAS SUPPLY CORPORATION :       RULE 24
          SENECA RESOURCES CORPORATION         :       -----------
          NATIONAL FUEL RESOURCES, INC.        :
          UTILITY CONSTRUCTORS, INC.           :
                                               :
               File No. 70-8541                :
                                               :
          (Public Utility Holding Company      :
               Act of 1935)                    :
                                               :
          -------------------------------------X


                    This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, that the transactions described below, which were proposed by National Fuel Gas Company ("Company"), National Fuel Gas Distribution Corporation ("Distribution"), National Fuel Gas Supply Corporation, Seneca Resources Corporation ("Seneca"), National Fuel Resources, Inc. and Utility Constructors, Inc., in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said joint Application or Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated April 20, 1995 and October 19, 1995.

                    On February 27, 1996, the Company was notified of an offer to purchase $100,000,000 aggregate principal amount of the Company's Medium-Term Notes, Series C ("MTNs") due March 1, 1999 at an interest rate of 5.58%. On February 27, 1996, the Company accepted the offer by executing a Terms Agreement with Bear, Stearns & Co. Inc., one of the Agents named in the Distribution Agreement dated July 21, 1993, as amended.

                    On March 1, 1996, the Company issued and sold
          $100,000,000 aggregate principal amount of its 5.58% non-redeemable MTNs due March 1, 1999 to Bear, Stearns & Co. Inc.

                    The proceeds from the sale of the 5.58% non-redeemable MTNs due March 1, 1999 were loaned to Distribution ($50,000,000) and Seneca ($50,000,000) in exchange for long-term unsecured notes issued by Seneca and Distribution.

                    Attached hereto and incorporated by reference are:

                    Exhibit A-1 - Copy of Pricing Supplement No. 7 used in connection with the sale of the MTNs.

                    Exhibit B-1 - Conformed copy of the Terms Agreement dated February 27, 1996 between the Company and Bear, Stearns & Co. Inc.

                    Exhibit F-1(a) - Post effective opinion of Reid &
          Priest LLP.

                    Exhibit F-2(a) - Post effective opinion of Stryker, Tams & Dill.

                    Exhibit F-3(a) - Post effective opinion of Anna Marie Cellino, Esq.

                    IN WITNESS WHEREOF, National Fuel Gas Company has caused this certificate to be executed this 8th day of March, 1996.


                                        NATIONAL FUEL GAS COMPANY

                                        By  /s/ Gerald T. Wehrlin
                                           ---------------------------
                                           Gerald T. Wehrlin
                                           Controller


                                        NATIONAL FUEL GAS
                                          DISTRIBUTION CORPORATION

                                        By  /s/ Gerald T. Wehrlin
                                           ---------------------------
                                           Gerald T. Wehrlin
                                           Senior Vice President,
                                                  Controller


                                        NATIONAL FUEL GAS SUPPLY
                                             CORPORATION

                                        By  /s/ Joseph P. Pawlowski
                                           ---------------------------
                                           Joseph P. Pawlowski
                                           Treasurer


                                        SENECA RESOURCES CORPORATION

                                        By  /s/ Gerald T. Wehrlin
                                           ---------------------------
                                           Gerald T. Wehrlin
                                           Controller


                                        NATIONAL FUEL RESOURCES, INC.

                                        By  /s/ Robert J. Kreppel
                                           ---------------------------
                                           Robert J. Kreppel
                                           President


                                        UTILITY CONSTRUCTORS, INC.

                                        By  /s/ Joseph P. Pawlowski
                                           ---------------------------
                                           Joseph P. Pawlowski
                                           Treasurer

                                    EXHIBIT INDEX



               Exhibit             Description
               -------             -----------

               A-1 Copy of Pricing Supplement No. 7 used in connection with the sale of the MTNs.

               B-1 Conformed copy of the Terms Agreement dated February 27, 1996 between the Company and Bear, Stearns & Co. Inc.

               F-1(a)              Post effective opinion of Reid & Priest
                                   LLP.

               F-2(a)              Post effective opinion of Stryker, Tams
                                   & Dill.

               F-3(a)              Post effective opinion of Anna Marie
                                   Cellino, Esq.